UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1175596

As at December 20, 2004

AMARC RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: December 20, 2004

Print the name and title of the signing officer under his signature

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Amarc Resources Ltd.
1020 - 800 W Pender Street
Vancouver BC Canada
V6C 2V6 Canada
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.amarcresources.com

Amarc Acquires Precious Metals/Massive Sullphide Properties
Near Adams Lake in South-Central BC

December 20, 2004, Vancouver, BC -Ronald W. Thiessen, President and CEO of Amarc Resources Ltd. (TSX Venture: AHR; OTCBB: AXREF) is pleased to announce that Amarc has recently executed two option agreements, one with Eagle Plains Resources Ltd. ("Eagle Plains":TSX-V:EPL) and a second with an arms-length party to acquire two contiguous properties. The properties are located in south-central British Columbia, approximately 45 kilometres northeast of Kamloops

Amarc and Eagle Plains have agreed in principle that Amarc may earn up to a 60% interest in Eagle Plains' 100% owned Acacia property by completing in stages $2,500,000 in exploration expenditures, issuing to Eagle Plains 350,000 voting class common shares, and making $125,000 in cash payments. Amarc may further increase its interest to 75% by carrying the project to feasibility. Amarc is required to spend at least $100,000 on the property in 2005 to maintain its option.

The Acacia property is considered by Amarc management to have excellent potential to host precious metal enriched volcanogenic massive sulphide ("VMS") deposits. Typically, VMS deposits occur in clusters and/or stacked lenses and contain both base and precious metals. The 5,075 hectare Acacia property covers a stratigraphic assemblage that hosts a number of nearby base and precious metal deposits including past-producers such as the Samatosum, Rea Gold, and Homestake mines. The property currently has at least three known target areas.

Amarc has also acquired the right to enter into an option agreement to acquire a 100% interest in the Homestake/Kamad Crown Granted mineral claims by issuing in stages 200,000 common shares and making cash payments of $135,000 to an arms-length party. The Homestake/Kamad agreement will include a 2% Net Smelter Royalty payable from production on the property that is purchasable for $1 million. The 120 hectare Homestake/Kamad property contains a known precious metal/VMS occurrence containing barite, silver, and base metals, and has been explored, intermittently, in the past by underground and surface workings.

Additional property acquisitions are planned in the months ahead as Amarc advances its focused effort to make major new mineral deposit discoveries in British Columbia . Amarc's exploration is guided by Hunter Dickinson management and senior staff, who have a record of major deposit discoveries in BC.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission.